EXHIBIT 99.1

Alio Gold Provides Q3 2017 Production Update

VANCOUVER, British Columbia, Oct. 05, 2017 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE MKT:ALO) (“Alio Gold” or the “Company”), announces preliminary production results from its 100% owned San Francisco Mine in Sonora, Mexico for the Company’s third quarter (“Q3”) ended September 30, 2017. The Company expects to release its full Q3 2017 results on November 9, 2017 and will host a conference call that same day (details at the end of this release).

Third Quarter 2017 Highlights

  Produced 19,429 ounces of gold
  Maintained Q4 2017 guidance at 20,000 to 22,000 ounces of gold
  Reiterated full year 2017 guidance with range tightened to between 88,000 to 90,000 ounces
  Strengthened balance sheet with $68.5 million cash at September 30, 2017

“Production at the San Francisco mine for Q3 and the nine months ended September 30 was 19,429 ounces and 67,488 ounces, respectively,” said Greg McCunn, Chief Executive Officer. “The third quarter was expected to be the most challenging period in the 2017 mine plan as we finished mining Phase 1 of the La Chicharra pit and had not fully completed the stripping of Phase 5 of the San Francisco Main pit. However, we did manage to source alternative ore to keep the crushers full and have now opened Phase 5. In addition, a second mining contractor has been mobilized to commence the pre-stripping of Phase 2 of the La Chicharra pit giving us more mining flexibility and capacity heading into 2018. Looking ahead, we remain on track to achieve our annual gold production guidance and have tightened the range to between 88,000 to 90,000 ounces.

“Our balance sheet was strengthened following the completion of the bought deal financing in July. With approximately $68.5 million in cash on hand as at September 30, 2017, we have now commenced our revitalization projects at San Francisco including pre-stripping, the crusher upgrade and power infrastructure upgrades. As we complete these important projects over the coming year, we will see improvements in gold recovery and operating costs.”

Mining and Processing

Category	Three months ended Sept 30		Nine months ended Sept 30
	2017	2016	2017	2016
Ore Processed (t)	1,916,332	1,791,399	5,812,892	5,734,677
Average Grade Processed (g/t)	0.40	0.61	0.45	0.61
Waste Mined (t)	5,184,524	3,724,904	12,727,186	12,162,717
Total Mined (t)	6,830,131	5,469,985	17,966,165	17,755,794
Strip Ratio (W:O)	3.15	2.13	2.43	2.17
Gold Produced (oz)	19,429	24,052	67,488	75,036
Silver Produced (oz)	8,808	13,868	31,038	43,423

Sales and Revenue

Gold produced and sold during the quarter was 19,429 ounces and 19,601 ounces, respectively. The average selling price realized was $1,278/oz resulting in $25.2 million in metal revenues. The Company had approximately $68.5 million in cash as at September 30, 2017, an increase from $35.9 million at June 30, 2017.

Category	Three months ended Sept 30		Nine months ended Sept 30
	2017	2016	2017	2016
Gold Sold (oz)	19,601	23,327	67,144	74,468
Realized Gold Price ($/oz)	$1,278	$1,338	$1,252	$1,240

Conference Call

The Company will release its 2017 third quarter results prior to the market open on November 9, 2017, followed by a conference call and webcast at 11:00am (EDT).

Third quarter conference call and webcast details:

Date:	Thursday, November 9, 2017
Time:	11:00am (EDT)
Toll Free (US and Canada):	(855) 427-9509
Toll Free (Outside North America):	(210) 229-8822
Conference ID:	96572303
Webcast:	https://edge.media-server.com/m6/p/6giz9ibu
Replay:	To be available at http://www.aliogold.com

About Alio Gold

Alio Gold is a Canadian gold mining company engaged in exploration, development and production in Mexico.  Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Investor Contact

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.